Exhibit 99.2

[LOGO] Registration No. 31989 BERMUDA CERTIFICATE OF MERGER In accordance with the provisions of Section 108 of the Companies Act, 1981 (“Act”), I HEREBY issue this Certificate of Merger to the surviving company bearing the name XYRATEX LTD consequent upon the merger of XYRATEX LTD and Phoenix Acquisition Limited effective the 31st day of March 2014. Given under my hand and the Seal of the REGISTRAR OF COMPANIES this 31st day of March 2014 for Acting Registrar of Companies